Filed pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-102200


PROSPECTUS SUPPLEMENT
(To prospectus dated January 22, 2003)

                                  $250,000,000

                            NATIONAL FUEL GAS COMPANY

                              5 1/4% Notes due 2013

                                 ---------------

         National Fuel Gas Company will pay interest on the notes on March 1 and September 1 of each year, beginning on September 1, 2003. The notes will be issued in denominations of $1,000 and integral multiples of $1,000. The notes will mature on March 1, 2013. National may redeem some or all of the notes at any time at the "make-whole" redemption price discussed in this prospectus supplement under the heading "Description of the Notes--Optional Redemption."

         INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.

                                 ---------------

                                                                              Per Note          Total
                                                                              --------          -----

         Public offering price (1)...................................         99.866%       $249,665,000
         Underwriting discount ......................................           .461%         $1,152,500
         Proceeds, before expenses, to National .....................         99.405%       $248,512,500


     (1) Plus accrued interest from February 18, 2003, if settlement occurs after that date.




         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company against payment on or about February 18, 2003.

                                 ---------------

                               MERRILL LYNCH & CO.

                                 ---------------

          The date of this prospectus supplement is February 12, 2003.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                            PAGE

Summary......................................................................S-3
Risk Factors.................................................................S-6
Description of the Notes.....................................................S-8
Underwriting................................................................S-13

                                   PROSPECTUS

About this Prospectus..........................................................2
National Fuel Gas Company......................................................2
Where You Can Find More Information............................................3
Incorporation by Reference.....................................................3
Ratio of Earnings to Fixed Charges.............................................4
Use of Proceeds................................................................4
Description of Debt Securities.................................................4
Description of Common Stock...................................................14
Description of Stock Purchase Contracts and Stock Purchase Units..............18
Plan of Distribution..........................................................18
Experts.......................................................................19
Validity......................................................................19



                           ---------------------------


         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

                                     SUMMARY

                                  The Offering

ISSUER..................................   National Fuel Gas Company
NOTES OFFERED...........................   $250,000,000 aggregate principal
                                           amount of 5 1/4% Notes due 2013
MATURITY DATE...........................   March 1, 2013
DATE INTEREST STARTS ACCRUING...........   February 18, 2003
INTEREST PAYMENT DATES..................   March 1 and September 1, beginning
                                           September 1, 2003
USE OF PROCEEDS.........................   National will use the net proceeds
                                           from the issuance and sale of the
                                           notes to refund $150 million of
                                           National's 7.30% medium-term notes
                                           due February 18, 2003 and to repay
                                           approximately $98 million of
                                           short-term debt or commercial paper.
                                           As of February 11, 2003, National had
                                           an aggregate of approximately $386
                                           million of short-term debt and
                                           commercial paper outstanding, which
                                           had maturities of up to 60 days and
                                           which had annual interest rates
                                           ranging from 1.40% to 1.69%.

REDEMPTION..............................   National may redeem some or all of
                                           the notes at any time at the
                                           "make-whole" redemption price
                                           discussed in this prospectus
                                           supplement under the heading
                                           "Description of the Notes--Optional
                                           Redemption."

RANKING.................................   The notes will constitute
                                           National's direct unsecured general
                                           obligations and will rank equally
                                           with all of National's other senior,
                                           unsecured and unsubordinated debt.

RISK FACTORS............................   See "Risk Factors" and other
                                           information in this prospectus
                                           supplement for a discussion of
                                           factors you should carefully consider
                                           before deciding to invest in the
                                           notes.

                            NATIONAL FUEL GAS COMPANY

         National, a holding company registered under the Public Utility Holding Company Act of 1935, was organized under the laws of New Jersey in 1902. National is engaged in the business of owning and holding securities issued by its subsidiaries: National Fuel Gas Distribution Corporation, National Fuel Gas Supply Corporation, Seneca Independence Pipeline Company, Seneca Resources Corporation, Horizon Energy Development, Inc., National Fuel Resources, Inc., Highland Forest Resources, Inc., Upstate Energy Inc., Niagara Independence Marketing Company, Leidy Hub, Inc., Data-Track Account Services, Inc. and Horizon Power, Inc.

         National and its subsidiaries comprise a diversified energy company consisting of six major business segments:

         o the Utility segment, which sells natural gas and provides natural gas transportation services through a local distribution system located in western New York and northwestern Pennsylvania;

         o the Pipeline and Storage segment, which provides interstate natural gas transportation and storage services;

         o the Exploration and Production segment, which is engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in California, the Appalachian region of the United States, Wyoming and the Gulf Coast region of Texas and Louisiana, as well as in the provinces of Manitoba, Alberta, Saskatchewan and British Colombia in Canada;

         o the International segment, which is engaged in foreign energy projects through investments as a sole or substantial owner in various business entities;

         o the Energy Marketing segment, which is engaged in the marketing and brokerage of natural gas and the performance of energy management services for industrial, commercial, public authority and residential end-users in the northeastern United States; and

         o the Timber segment, which engages in the marketing of timber, the operation of sawmills and the processing of timber.

National's other businesses are engaged in wholesale natural gas marketing and other energy-related activities, the providing of various natural gas hub services to customers, the providing of collection services for other subsidiaries of National, and the development or operation of mid-range independent power production facilities.

                               RECENT DEVELOPMENTS

         On February 6, 2003, National acquired the Empire State Pipeline from Duke Energy Corporation for $180.0 million in cash plus approximately $58.0 million of project debt. Empire is a 157-mile, 24-inch pipeline that begins at the United States/Canadian border at the Chippawa Channel of the Niagara River near Buffalo, New York, which is within National's service territory, and terminates in Central New York just north of Syracuse, New York. Empire can transport 525 million cubic feet of gas per day and currently has almost all of its capacity under contract, with a substantial portion being long-term contracts. The initial financing of the acquisition was accomplished through short-term borrowings. Long-term financing alternatives include issuing common stock and selling non-regulated assets such as timber acreage and Exploration and Production reserves. Presently, negotiations are ongoing for the sale of 70,000 acres of timber and National expects that a purchase agreement will be finalized soon.

                             SELECTED FINANCIAL DATA

         The following material, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the more detailed information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. In the opinion of National, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended December 31, 2002 and 2001 have been made. The income statement data for the three months ended December 31, 2002 and December 31, 2001 are not necessarily indicative of the results that may be expected for an entire year.

                                                                        (IN THOUSANDS)

                                              THREE MONTHS ENDED                  TWELVE MONTHS ENDED
                                                 DECEMBER 31,                        SEPTEMBER 30,
                                            -----------------------    ----------------------------------------
                                              2002           2001         2002           2001           2000
SUMMARY OF OPERATIONS:
Operating revenues....................      $479,706       $392,327    $1,464,496     $2,059,836     $1,412,416
Net income available for
   common stock.......................      $ 46,296       $ 33,207    $  117,682     $   65,499     $  127,207


         The following table shows National's ratio of earnings to fixed charges for the periods indicated:


              TWELVE MONTHS ENDED                             FISCAL YEARS ENDED SEPTEMBER 30,
               DECEMBER 31, 2002                2002          2001          2000          1999          1998
         -------------------------------     ----------    ----------    ----------     ----------    ---------
                     2.93                       2.74          1.94          2.98          3.02          1.66


         The following table shows National's consolidated capitalization and short-term debt at December 31, 2002 and as adjusted for this offering and the Empire acquisition discussed in this prospectus supplement under the heading "Recent Developments."


                                                                       (IN THOUSANDS)

                                                                                              ADJUSTED*
                                                                                    ---------------------------
                                                               AT DECEMBER 31,
                                                                   2002               AMOUNT          PERCENT
                                                               ---------------      -----------      ----------
Capitalization:
   Comprehensive shareholders' equity.................          $  1,037,397        $ 1,037,397        41.85%
   Long-term debt, net of current portion.............             1,143,070          1,441,503        58.15
                                                                ------------        -----------       ------
   Total capitalization...............................          $  2,180,467        $ 2,478,900       100.00%
                                                                ============        ===========       ======
Short-term debt, including current portion of
   long-term debt.....................................          $    432,893        $   374,039
                                                                ------------        -----------
------------------

* To give effect to (i) the issuance of $250 million in principal amount of the notes being offered by this prospectus supplement and the expected use of net proceeds thereof and (ii) the Empire acquisition (which increased short-term debt by approximately $180 million, long-term debt by approximately $48 million, and the current portion of long-term debt by approximately $9 million). Adjusted amounts do not reflect any sales by National of common stock subsequent to December 31, 2002 pursuant to National's Direct Stock Purchase and Dividend Reinvestment Plan and employee benefit plans or any possible future issuance and sale from time to time by National or its subsidiaries of additional debt and equity securities as needed.



                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described and the other information in this prospectus supplement and the accompanying prospectus before investing in the notes.

NATIONAL'S LIQUIDITY, AND IN CERTAIN CIRCUMSTANCES, ITS EARNINGS, COULD BE ADVERSELY AFFECTED BY THE COST OF PURCHASING NATURAL GAS DURING PERIODS IN WHICH NATURAL GAS PRICES ARE RISING SIGNIFICANTLY.

         Tariff rate schedules in each of the Utility segment's service territories contain purchased gas adjustment clauses which permit National to file for rate adjustments to recover increases in the cost of purchased gas. Increases in the cost of purchased gas have no direct impact on profit margins, but do affect cash flows and can therefore impact the amount of National's capital resources. Natural gas prices have been trending upward since November 2002, the beginning of the "heating season" in the Utility segment's service territories. National has used short-term borrowings in the past to temporarily finance storage inventories and purchased gas costs, and National expects to do so in the future.

         National is required to file an accounting reconciliation with the regulators in each of the Utility segment's service territories regarding the costs of purchased gas. Due to the nature of the regulatory process, there is a risk of a disallowance of full recovery of these costs during any period in which there has been a substantial upward spike in these costs. Any material disallowance of purchased gas costs could have a material impact on cash flow and earnings.

UNCERTAIN ECONOMIC CONDITIONS MAY AFFECT NATIONAL'S ABILITY TO FINANCE CAPITAL EXPENDITURES AND TO REFINANCE MATURING DEBT.

         National's ability to finance capital expenditures, to refinance maturing debt and other matters will depend upon general economic conditions in the capital markets. The direction in which interest rates may move is uncertain. Declining interest rates have generally been believed to be favorable to utilities, while rising interest rates are generally believed to be unfavorable, because of the levels of debt that utilities may have outstanding. In addition, National's authorized rate of return in its regulated businesses is based upon certain assumptions regarding interest rates. If interest rates are lower than assumed rates, National's authorized rate of return could be reduced. If interest rates are higher than assumed rates, National's ability to earn its authorized rate of return may be adversely impacted.

DECREASED OIL AND GAS PRICES COULD ADVERSELY AFFECT REVENUES, CASH FLOWS AND PROFITABILITY.

         National's exploration and production operations are materially dependent on prices received for its oil and gas production. Both short-term and long-term price trends affect the economics of exploring for, developing, producing, gathering and processing oil and gas. Oil and gas prices can be volatile. National sells most of its oil and gas at current market prices rather than through fixed-price contracts, although as discussed below, National frequently hedges the price of a significant portion of its future production in the financial markets. The prices National receives depend upon factors beyond National's control, which include: weather conditions; the supply and price of foreign oil and gas; the level of consumer product demand; worldwide economic conditions, including economic disruptions caused by terrorist activities or acts of war; political conditions in foreign countries; the price and availability of alternative fuels; the proximity to and capacity of transportation facilities; worldwide energy conservation measures; and government regulations, such as regulation of natural gas transportation and price controls. National believes that any prolonged reduction in oil and gas prices would restrict its ability to continue the level of activity National otherwise would pursue, which could have a material adverse effect on its revenues, cash flows and results of operations.

NATIONAL HAS SIGNIFICANT TRANSACTIONS INVOLVING PRICE HEDGING OF ITS OIL AND GAS PRODUCTION.

         In order to protect itself to some extent against unusual price volatility and to lock in favorable pricing on oil and gas production, National periodically enters into commodity price derivatives contracts (hedging arrangements) with respect to a portion of its expected production. These contracts may at any time cover as much as 70% of National's expected energy production during the upcoming 12 month period. These contracts reduce exposure to subsequent price drops but can also limit National's ability to benefit when commodity prices rise. Use of energy price hedges also exposes National to the risk of non-performance by a contract counterparty. National carefully evaluates the financial strength of all contract counterparties but these parties might not be able to perform their obligations under the hedge arrangements. It is National's policy that the use of commodity derivatives contracts be strictly confined to the price hedging of existing and forecast production, and National maintains a system of internal controls to assure there is no unauthorized trading or speculation on commodity prices. However, unauthorized speculative trades could occur that may expose National to substantial losses to cover positions in these contracts.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON RESERVE INFORMATION BECAUSE SUCH INFORMATION REPRESENTS ESTIMATES.

         The registration statement to which this prospectus supplement relates contains estimates of National's proved oil and gas reserves and the future net cash flows from those reserves that were prepared by independent petroleum engineers. Petroleum engineers consider many factors and make assumptions in estimating National's oil and gas reserves and future net cash flows. These factors include: historical production from the area compared with production from other producing areas; the assumed effect of governmental regulation; and assumptions concerning oil and gas prices, production and development costs, severance and excise taxes and capital expenditures. Lower oil and gas prices generally cause lower estimates of proved reserves. Estimates of reserves and expected future cash flows prepared by different engineers, or by the same engineers at different times, may differ substantially. Ultimately, actual production, revenues and expenditures relating to National's reserves will vary from any estimates, and these variations may be material. Accordingly, the accuracy of National's reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. If conditions remain constant, then National is reasonably certain that its reserve estimates represent economically recoverable oil and gas reserves and future net cash flows. If conditions change in the future, then subsequent reserve estimates may be revised accordingly. You should not assume that the present value of future net cash flows from National's proved reserves is the current market value of National's estimated oil and gas reserves. In accordance with Securities and Exchange Commission requirements, National bases the estimated discounted future net cash flows from its proved reserves on prices and costs as of the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

AS A HOLDING COMPANY, NATIONAL DEPENDS ON ITS SUBSIDIARIES TO MEET ITS FINANCIAL OBLIGATIONS.

         National is a holding company with no significant assets other than the stock of its subsidiaries. In order to meet its financial needs, National relies exclusively on repayments of principal and interest on intercompany loans made by National to its operating subsidiaries and income from dividends and other cash flow from the subsidiaries. Such operating subsidiaries may not generate sufficient net income to pay upstream dividends or cash flow to make payments of principal or interest on such intercompany loans.

NATIONAL IS DEPENDENT ON BANK CREDIT FACILITIES AND CONTINUED ACCESS TO CAPITAL MARKETS TO SUCCESSFULLY EXECUTE ITS OPERATING STRATEGIES.

         National has relied, and continues to rely, upon bank borrowings to finance a portion of the execution of its operating strategies. National is dependent on these capital sources to provide capital to its subsidiaries to allow them to acquire and develop their properties. The availability and cost of these credit sources is cyclical and these capital sources may not remain available to National or National may not be able to obtain money at a reasonable cost in the future. In addition, all of National's bank loans are in the form of floating rate debt. At present, National has no active interest rate hedges in place to protect against interest rate fluctuations on bank debt other than at the project level of the Empire State Pipeline, which National recently acquired, where there is an interest rate collar on the approximate $58 million of project debt. In addition, the interest rate on National's bank loan is affected by its debt credit ratings published by Standard & Poor's Ratings Service, Moody's Investors Service and Fitch Ratings Service. A ratings down grade could increase the interest cost of this debt and decrease future availability of money from banks and other sources. National believes it is important to maintain investment grade credit ratings to conduct its business.

                            DESCRIPTION OF THE NOTES

         The following description of the particular terms of the notes supplements and supersedes, to the extent inconsistent, the description of the general terms and provisions of the notes set forth under "Description of Debt Securities" in the accompanying prospectus, to which reference is hereby made. Certain capitalized terms used and not defined in this prospectus supplement are defined under "Description of Debt Securities" in the accompanying prospectus.

         GENERAL

         The notes will be issued as a series of debt securities under an Indenture, dated as of October 1, 1999, between National and The Bank of New York, as trustee. An Officer's Certificate will supplement the Indenture and establish the specific terms of the notes. The notes will be issued in book-entry only form, that is as one or more global certificates registered in the name of The Depository Trust Company or its nominee, and in denominations of $1,000 and integral multiples of $1,000.

         INTEREST AND PAYMENT

         Each note will bear interest at 5 1/4% per year, payable semianually in arrears on March 1 and September 1 of each year. Interest on the notes will initially accrue from (and including) the date of original issuance. The record date for interest payable on any interest payment date on the notes shall be the close of business (1) on the business day immediately preceding such interest payment date so long as the notes remain in book-entry only form or (2) on the 15th calendar day before each interest payment date if the notes do not remain in book-entry only form. See "Book-Entry Only Issuance--The Depository Trust Company."

         Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be. The initial interest payment date will be September 1, 2003, and the payment on that date will include all interest accrued from the date of original issuance. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than a full calendar month, on the basis of the actual number of days elapsed. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by National for payment of this defaulted interest, and not less than 10 days after the receipt by the trustee of National's notice of the proposed payment, or in any other lawful manner as provided in the Indenture.

         MATURITY

         The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on March 1, 2013. In the event that the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.

         OPTIONAL REDEMPTION

         National will be permitted to redeem the notes at its option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund, which means that National will not deposit money on a regular basis into any separate custodial account to repay your note.

         National will have the right to redeem the notes, in whole or in part, at its option, at any time and from time to time prior to their stated maturity. National will provide written notice of its intent to redeem the notes not less than 30 nor more than 60 days prior to the redemption date. If National redeems all or any part of the notes, it will pay a "make-whole" redemption price equal to the greater of

         o    100% of the principal amount of the notes being redeemed, or

         o the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus .20%

         plus, in each case, accrued interest on those notes to the redemption date.

         "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "Comparable Treasury Price" means, with respect to any redemption date,
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the

Reference Treasury Dealer Quotation actually provided to the trustee for such redemption date.

         "H.15(519)" means the weekly statistical release entitled "H.15 (519) Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System.

         "H.15 Daily Update" means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

         "Independent Investment Banker" means the Reference Treasury Dealer.

         "Reference Treasury Dealer" means Merrill Lynch Government Securities, Inc., and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), National shall substitute therefor another Primary Treasury Dealer.

         "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

         If, at the time notice of redemption is given, the redemption moneys are not held by the trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received. If the redemption notice is given and funds deposited as required by the Indenture, then interest will cease to accrue on and after the redemption date on the notes or portions of notes called for redemption. If any redemption date is not a business day, National will pay the redemption price on the next business day without any interest or other payment due to the delay. If National does not deposit redemption moneys on or before the date fixed for redemption, the principal amount of the notes called for redemption will continue to bear interest at the rate indicated on the cover of this prospectus supplement until paid.

         BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

         The Depository Trust Company, which is known as DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates for the notes, representing the aggregate principal amount of notes, will be issued and will be deposited with DTC.

         The following is based upon information furnished by DTC:

         o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the NASD Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

         o Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of the ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued, as discussed below.

         o To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         o The delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments.

         o Redemption notices will be sent to DTC. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

         o Neither DTC nor Cede & Co. will itself consent or vote with respect to notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to National as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         o Payments on the notes will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants and not of DTC, National or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) will be the responsibility of National or the trustee, disbursement of payments to direct participants will be the responsibility of DTC, and further disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

         DTC may discontinue providing its services as securities depositary for the notes at any time by giving written notice to National or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates will be printed and delivered to the beneficial owners. National may decide to replace DTC or any successor depositary. Additionally, National may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the notes will be printed and delivered.

         According to DTC, the foregoing information with respect to DTC is provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system and procedures has been obtained from sources that National believes to be reliable, but neither National, the underwriter nor the trustee takes any responsibility for the accuracy thereof. Neither National, the underwriter nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of the notes or for maintaining, supervising or reviewing any records relating thereto.

         Except as provided herein, a beneficial owner of the notes may not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the notes.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between National and the underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, National has agreed to sell to the underwriter, and the underwriter has agreed to purchase $250,000,000 principal amount of notes.

         The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriter is obligated to take and pay for all the notes if any are taken.

         National and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments National or the underwriter may be required to make in respect of those liabilities.

COMMISSIONS AND DISCOUNTS

         Notes sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement, and to dealers at that price less a concession not in excess of ..375% of the principal amount of the notes. The underwriter may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. If all the notes are not sold at the public offering price, the underwriter may change the public offering price and the other selling terms.

         The expenses in connection with the offer and sale of the notes, other than underwriting discounts, are estimated at $325,000.

NEW ISSUE OF SECURITIES

         The notes are a new issue of securities with no established trading market. National does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. National has been advised by the underwriter that the underwriter intends to make a market in the notes but is not obligated to do so and may discontinue market-making at any time without notice. National cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

         In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases to peg, fix or maintain the price of the notes.

         These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

         Neither National nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither National nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

         The underwriter has in the past engaged, and the underwriter and its affiliates expect in the future to engage, in transactions with, and have provided, and may in the future provide, services for, National and National's affiliates, for which they have in the past received, and may in the future receive, customary fees.

PROSPECTUS

                                  $800,000,000

                            NATIONAL FUEL GAS COMPANY

                                 DEBT SECURITIES

                                  COMMON STOCK

                            STOCK PURCHASE CONTRACTS

                                       and

                              STOCK PURCHASE UNITS

         National Fuel Gas Company may offer from time to time up to an aggregate of $800,000,000 of its securities. National Fuel Gas Company will provide specific terms of its securities, including their offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

         National Fuel Gas Company's common stock is listed on the New York Stock Exchange and trades under the symbol "NFG."

         National Fuel Gas Company may offer these securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The "Plan of Distribution" section on page 18 of this prospectus also provides more information on this topic.

         National Fuel Gas Company's principal executive offices are located at 10 Lafayette Square, Buffalo, New York 14203 and its telephone number is (716) 857-7000.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this prospectus is January 22, 2003.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that National Fuel Gas Company (National) has filed with the Securities and Exchange Commission
(SEC) using a "shelf" registration process. Under this shelf registration process, National may sell the securities or combinations of the securities described in this prospectus in one or more offerings up to a total dollar amount of $800,000,000. This prospectus provides you with a general description of the securities that National may offer. Each time National sells securities, National will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

         For more detailed information about the securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

                            NATIONAL FUEL GAS COMPANY

         National, a holding company registered under the Public Utility Holding Company Act of 1935, was organized under the laws of New Jersey in 1902. National is engaged in the business of owning and holding securities issued by its subsidiaries: National Fuel Gas Distribution Corporation, National Fuel Gas Supply Corporation, Seneca Independence Pipeline Company, Seneca Resources Corporation, Horizon Energy Development, Inc., National Fuel Resources, Inc., Highland Forest Resources, Inc., Upstate Energy Inc., Niagara Independence Marketing Company, Leidy Hub, Inc., Data-Track Account Services, Inc. and Horizon Power, Inc.

         National and its subsidiaries comprise a diversified energy company consisting of six major business segments:

         o the Utility segment, which sells natural gas and provides natural gas transportation services through a local distribution system located in western New York and northwestern Pennsylvania;

         o the Pipeline and Storage segment, which provides interstate natural gas transportation and storage services;

         o the Exploration and Production segment, which is engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in California, the Appalachian region of the United States, Wyoming and the Gulf Coast region of Texas and Louisiana, as well as in the provinces of Manitoba, Alberta, Saskatchewan and British Colombia in Canada;

         o the International segment, which is engaged in foreign and domestic energy projects through investments as a sole or substantial owner in various business entities;

         o the Energy Marketing segment, which is engaged in the marketing and brokerage of natural gas and the performance of energy management services for industrial, commercial, public authority and residential end-users in the northeastern United States; and

         o the Timber segment, which engages in the marketing of timber, the operation of sawmills and the processing of timber.

National's other businesses are engaged in wholesale natural gas marketing and other energy-related activities, the providing of various natural gas hub services to customers, the providing of collection services for other subsidiaries of National, and the development or operation of mid-range independent power production facilities.

                       WHERE YOU CAN FIND MORE INFORMATION

         National files annual, quarterly and other reports and other information with the SEC. You can read and copy any information filed by National with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including National. National also maintains an Internet site (http://www.nationalfuelgas.com). Information contained on National's Internet site does not constitute part of this prospectus.

                           INCORPORATION BY REFERENCE

         The SEC allows National to "incorporate by reference" the information that National files with the SEC, which means that National may disclose important information to you by referring you to those documents in this prospectus. The information incorporated by reference is an important part of this prospectus. National is incorporating by reference the document listed below and any future documents that are filed by National with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until National sells all of these securities. Any of those future filings will update, supersede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

         o National's Annual Report on Form 10-K for the fiscal year ended September 30, 2002.

         You may request a copy of these documents, at no cost to you, by writing or calling Anna Marie Cellino, Secretary, National Fuel Gas Company, 10 Lafayette Square, Buffalo, New York 14203, telephone (716) 857-7858.

         You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. National has not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. National is not, and any underwriters, agents or dealers are not, making an offer of these securities or soliciting offers to buy these securities in any state where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of such document or that the information incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table shows National's ratio of earnings to fixed charges for the periods indicated:


                                    FISCAL YEARS ENDED SEPTEMBER 30,
         -------------------------------------------------------------------------------------
               2002               2001             2000             1999              1998
         --------------       -----------      -----------      -----------        -----------
               2.74               1.94             2.98             3.02              1.66


                                 USE OF PROCEEDS

         Except as may otherwise be set forth in a prospectus supplement, the proceeds from the sale of these securities may be used to reduce short-term indebtedness, to redeem or discharge higher cost indebtedness, to finance a portion of National's capital expenditures, for corporate development purposes, including, without limitation, acquisitions made by or on behalf of National or its subsidiaries, and for other general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

         GENERAL

         The following description sets forth certain general terms and provisions of National's unsecured debt securities, consisting of debentures and medium-term notes, that National may offer by this prospectus. National will describe the particular terms of the debt securities, and provisions that vary from those described below, in one or more prospectus supplements.

         The debt securities will be National's direct unsecured general obligations. The debt securities will be senior debt securities. National may issue the debt securities from time to time in one or more series, under an indenture, dated as of October 1, 1999, between National and The Bank of New York, as trustee (Trustee). This indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the "Indenture."

         The following descriptions of the debt securities and the Indenture are summaries and are qualified by reference to the Indenture. This summary does not contain a complete description of the debt securities. You should read this summary together with the Indenture and the officer's certificates or other documents establishing the debt securities for a complete understanding of the provisions that may be important to you. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this "Description of Debt Securities," such provisions or defined terms are incorporated by reference herein. The Indenture is qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the debt securities.

         The debt securities will rank equally with all of National's other senior, unsecured and unsubordinated debt.

         Because National is a holding company that conducts all of its operations through subsidiaries, holders of debt securities will generally have a position junior to claims of creditors (including trade creditors of and holders of indebtedness issued by any such subsidiary) and preferred stockholders of the subsidiaries of National. No subsidiary currently has outstanding shares of preferred stock.

         The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

         o    the title of the debt securities;

         o    the total principal amount of the debt securities;

         o the date or dates on which the principal of the debt securities will be payable and how it will be paid;

         o the rate or rates at which the debt securities will bear interest, or how such rate or rates will be determined;

         o the date or dates from which interest on the debt securities will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

         o any right to extend the interest payment periods for the debt securities and the duration of the extension;

         o the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

         o any date or dates on which, and the price or prices at which, the debt securities may be redeemed at the option of National and any restrictions on such redemptions;

         o any sinking fund or other provisions or options held by holders of debt securities that would obligate National to repurchase or otherwise redeem the debt securities;

         o any changes or additions to the events of default under the Indenture or changes or additions to the covenants of National under the Indenture;

         o if the debt securities will be issued in denominations other than $1,000;

         o if payments on the debt securities may be made in a currency or currencies other than United States dollars;

         o    any convertible feature or options regarding the debt securities;

         o any rights or duties of another person to assume the obligations of National with respect to the debt securities;

         o any collateral, security, assurance or guarantee for the debt securities; and

         o any other terms of the debt securities not inconsistent with the terms of the Indenture.

(See Section 301.)

         The Indenture does not limit the principal amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to the principal amount that may be authorized by National. Unless otherwise specified in the prospectus supplement, any limit upon the aggregate principal amount of the debt securities of any series may be increased without the consent of any holders and additional debt securities of such series may be authenticated and delivered up to the limit on the aggregate principal amount authorized with respect to such series as so increased. Accordingly, the debt securities of any series may be increased on the same terms and conditions, except for the issue price and the issue date, and with the same CUSIP numbers as the debt securities of such series initially offered.

         Debt securities may be sold at a discount below their principal amount. United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the prospectus supplement. In addition, certain United States federal income tax or other considerations applicable to any debt securities which are denominated or payable in a currency or currency unit other than United States dollars may be described in the prospectus supplement.

         Except as may otherwise be described in a prospectus supplement, the covenants contained in the Indenture will not afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving National or in the event of a change in control.

         PAYMENT AND PAYING AGENTS

         Except as may be provided in the prospectus supplement, interest, if any, on each debt security payable on each interest payment date will be paid to the person in whose name such debt security is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the Trustee, which will be between 10 and 15 days prior to the date proposed by National for payment of such defaulted interest or in any other manner permitted by any securities exchange on which such debt security may be listed, if the Trustee finds it practicable. (See Section 307.)

         Unless otherwise specified in the prospectus supplement, principal of, and premium, if any, and interest, if any, on the debt securities at maturity will be payable upon presentation of the debt securities at the corporate trust office of the Trustee, in The City of New York, as paying agent for National. National may change the place of payment on the debt securities, may appoint one or more additional paying agents (including National) and may remove any paying agent, all at the discretion of National. (See Section 602.)

         REGISTRATION AND TRANSFER

         Unless otherwise specified in a prospectus supplement, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee in The City of New York. National may change the place for registration of transfer and exchange of the debt securities and may designate additional places for such registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the debt securities. However, National may require payment to cover any tax or other governmental charge that may be imposed. National will not be required to execute or to provide for the registration of transfer of, or the exchange of, (a) any debt security during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption except the unredeemed portion of any debt security being redeemed in part. (See
Section 305.)

         SATISFACTION AND DISCHARGE

         National will be discharged from its obligations on the debt securities of a particular series, or any portion of the principal amount of the debt securities of such series, if it irrevocably deposits with the Trustee sufficient cash or government securities to pay the principal, or portion of principal, interest, any premium and any other sums when due on the debt securities of such series at their maturity, stated maturity date, or redemption. (See Section 701.)

         The Indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when National has paid all other sums payable by National under the Indenture. (See Section 702.)

         All moneys National pays to the Trustee or any paying agent on debt securities which remain unclaimed at the end of two years after payments have become due will be paid to or upon the order of National. Thereafter, the holder of such debt security may look only to National for payment thereof. (See
Section 603.)

         LIMITATION ON LIENS ON SUBSIDIARY CAPITAL STOCK

         The Indenture provides that, except as otherwise specified with respect to a particular series of debt securities, National will not pledge, mortgage, hypothecate or grant a security interest in, or permit any pledge, mortgage, security interest or other lien upon, any capital stock of any of its majority-owned subsidiaries, which capital stock National now or hereafter directly owns, to secure any Indebtedness, as defined below, without also securing the outstanding debt securities (so long as the other Indebtedness shall be so secured) equally and ratably, with or, at National's option, prior to, the other Indebtedness and any other Indebtedness similarly entitled to be so secured.

         This limitation does not apply to, or prevent the creation or existence of:

         (1) any pledge, mortgage, security interest, lien or encumbrance upon any such capital stock created at the time National acquires that capital stock or within 270 days after that time to secure the purchase price for that capital stock so acquired;

         (2) any pledge, mortgage, security interest, lien or encumbrance upon any such capital stock existing at the time National acquires that capital stock, whether or not National assumes the secured obligations; or

         (3) any extension, renewal, replacement or refunding of any pledge, mortgage, security interest, lien or encumbrance permitted by (1) and (2) above, or of any Indebtedness secured thereby; provided, that,

              (a) the principal amount of Indebtedness so secured immediately after the extension, renewal, replacement or refunding may not exceed the principal amount of Indebtedness so secured immediately before the extension, renewal, replacement or refunding, and

              (b) the extension, renewal, replacement or refunding of such pledge, mortgage, security interest, lien or encumbrance is limited to no more than the same proportion of all shares of capital stock as were covered by the pledge, mortgage, security interest, lien or encumbrance that was extended, renewed, refunded or replaced; or

         (4) any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

              (1) the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within such 30 day period, and the claims secured thereby are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted; or

              (2) the payment of the lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

              (3) so long as the lien is adequately bonded, any appropriate legal proceedings that may have been duly initiated for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

         Any pledge, mortgage, security interest, lien or encumbrance on any shares of the capital stock of any of the majority-owned subsidiaries of National, which shares of capital stock National now or hereafter directly owns, to secure any Indebtedness other than as described in (1) through (4) above, is referred to in this prospectus as a "Restricted Lien." This limitation on liens does not apply to the extent that National creates any Restricted Liens to secure Indebtedness that, together with all other Indebtedness of National secured by Restricted Liens, does not at the time exceed 5% of National's Consolidated Capitalization. (See Section 608.)

         For this purpose, "Consolidated Capitalization" means the sum of:

         (1)  Consolidated Common Shareholders' Equity;

         (2) Consolidated Indebtedness, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

         (3) any preference or preferred stock of National or any Consolidated Subsidiary, as defined below, which is subject to mandatory redemption or sinking fund provisions.

         The term "Consolidated Common Shareholders' Equity," as used above, means the total assets of National and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as assets, less: (a) all liabilities of National and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities; (b) minority interests owned by third parties in Consolidated Subsidiaries of National; and (c) preference or preferred stock of National and its Consolidated Subsidiaries only to the extent any such preference or preferred stock is subject to mandatory redemption or sinking fund provisions.

         The term "Consolidated Indebtedness," as used above, means total indebtedness as shown on the consolidated balance sheet of National and its Consolidated Subsidiaries.

         The term "Consolidated Subsidiary," as used above, means at any date any majority-owned subsidiary the financial statements of which under generally accepted accounting principles in the United States would be consolidated with those of National in its consolidated financial statements as of such date.

         For purposes of the limitation described in the first paragraph under this heading, "Indebtedness" means:

         (1) all indebtedness created or assumed by National for the repayment of money borrowed;

         (2) all indebtedness for money borrowed secured by a lien upon capital stock owned by National and upon which indebtedness for money borrowed National customarily pays interest, although National has not assumed or become liable for the payment of such indebtedness for money borrowed; and

         (3) all indebtedness of others for money borrowed which is guaranteed as to payment of principal by National or in effect guaranteed by National through a contingent agreement to purchase such indebtedness for money borrowed, but excluding from this definition any other contingent obligation of National in respect of indebtedness for money borrowed or other obligations incurred by others.

         The foregoing limitation does not limit in any manner the ability of:
(1) National to place liens on any of its assets other than the capital stock of directly held, majority-owned subsidiaries; (2) National to cause the transfer of its assets or those of its subsidiaries, including the capital stock covered by the foregoing restrictions; or (3) any of the direct or indirect subsidiaries of National to place liens on any of their assets.

         In addition, the Indenture provides that if debentures issued by National under the indenture dated as of October 15, 1974, as supplemented (1974 Indenture), between National and The Bank of New York, as trustee, in an aggregate principal amount in excess of 5% of National's Consolidated Capitalization become secured pursuant to the provisions of the 1974 Indenture, National will secure any outstanding debt securities equally and ratably with those debentures. If National secures the outstanding debt securities, as provided in the prior sentence, then if and for so long as the aggregate principal amount of the debentures secured pursuant to the 1974 Indenture at any time decreases and as a result constitutes 5% or less of National's Consolidated Capitalization, the outstanding debt securities will no longer be secured. (See
Section 608.)

         As of September 30, 2002, the Consolidated Capitalization of National was approximately $2,152,199,000.

         CONSOLIDATION, MERGER, AND SALE OF ASSETS

         Under the terms of the Indenture, National may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

         o the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes National's obligations on all debt securities and under the Indenture;

         o immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

         o National shall have delivered to the Trustee an officer's certificate and an opinion of counsel as to compliance with the foregoing.

         The terms of the Indenture do not restrict National in a merger in which National is the surviving entity. (See Section 1101.)

         EVENTS OF DEFAULT

         "Event of default" when used in the Indenture with respect to any series of debt securities, means any of the following:

         o failure to pay interest, if any, on any debt security of the applicable series for 30 days after it is due;

         o failure to pay the principal of or premium, if any, on any debt security of the applicable series when due (whether at maturity or upon earlier redemption);

         o failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of debt securities, that continues for 90 days after National receives written notice from the Trustee, or National and the Trustee receive a written notice from the holders of at least 33% in principal amount of the debt securities of such series; however, the Trustee or the Trustee and the holders of such principal amount of debt securities of this series can agree to an extension of the 90 day period and such an agreement to extend will be automatically deemed to occur if National is diligently pursuing action to correct the default;

         o certain events in bankruptcy, insolvency or reorganization of National; or

         o any other event of default included in any supplemental indenture or officer's certificate for a specific series of debt securities.

(See Section 801).

         The Trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium or interest, if it considers such withholding of notice to be in the interests of the holders. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the Indenture.

         REMEDIES

         Acceleration of Maturity

         If an event of default with respect to fewer than all the series of debt securities occurs and continues, either the Trustee or the holders of at least 33% in principal amount of the debt securities of such series may declare the entire principal amount of all the debt securities of such series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under the Indenture, only the Trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

         At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

         o National has paid or deposited with the Trustee a sum sufficient to pay:

              - all overdue interest, if any, on all debt securities of the series; the principal of and

              - premium, if any, on any debt securities of the series which have otherwise become due and interest, if any, that is currently due;

              -    interest, if any, on overdue interest; and

              -    all amounts due to the Trustee under the Indenture; and

         o any other event of default with respect to the debt securities of that series shall have been cured or waived as provided in the Indenture.

         There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of National. (See Section 802.)

         Right to Direct Proceedings

         Other than its duties in case of an event of default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (See Section 903.) If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (See
Section 812). The Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture.

         Limitation on Right to Institute Proceedings

         No holder of debt securities of any series will have any right to institute any proceeding under the Indenture, or to exercise any remedy under the Indenture, unless:

         o the holder has previously given to the Trustee written notice of a continuing event of default;

         o the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

         o the Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during such period.

(See Section 807.)

         No Impairment of Right to Receive Payment

         However, such limitations do not apply to a suit by a holder of a debt security for payment of the principal of or premium, if any, or interest, if any, on such debt security on or after the applicable due date. (See Section 808.)

         Annual Notice to Trustee

         National will provide to the Trustee an annual statement by an appropriate officer as to National's compliance with all conditions and covenants under the Indenture. (See Section 606.)

         Modification and Waiver

         National and the Trustee may enter into one or more supplemental indentures without the consent of any holder of debt securities for any of the following purposes:

         o to evidence the assumption by any permitted successor of the covenants of National in the Indenture and in the debt securities;

         o to add additional covenants of National or to surrender any right or power of National under the Indenture; o to add additional events of default;

         o to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

              - when the consent of the holders of debt securities of such series has been obtained in accordance with the Indenture; or

              - when no debt securities of the affected series remain outstanding under the Indenture;

         o to provide collateral security for all but not part of the debt securities;

         o to establish the form or terms of debt securities of any other series as permitted by the Indenture;

         o to provide for the authentication and delivery of bearer securities and coupons attached thereto;

         o to evidence and provide for the acceptance of appointment of a successor trustee;

         o to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

         o to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to National may be served; or

         o to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect.

(See Section 1201.)

         The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive compliance by National with certain restrictive provisions of the Indenture. (See Section 607.) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (See Section 813.)

         If the Trust Indenture Act of 1939 is amended after the date of the Indenture in such a way as to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to such amendment of the Trust Indenture Act of 1939. National and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment. (See Section 1201.)

         The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to the Indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

         o change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

         o reduce the percentage in principal amount of the outstanding debt securities of any series which consent is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

         o modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

         A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the Indenture of the holders of the debt securities of any other series. (See Section 1202.)

         The Indenture provides that debt securities owned by National or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Section 101.)

         National may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but

National shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after such record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of such debt securities. A transferee will be bound by acts of the Trustee or National taken in reliance thereon, whether or not notation of such action is made upon such debt security. (See Section 104.)

         RESIGNATION OF THE TRUSTEE

         The Trustee may resign at any time by giving written notice to National or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the Trustee and National. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a Trustee appointed by act of the holders, if National has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted such appointment in accordance with the terms of the Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (See Section 910.)

         NOTICES

         Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register therefor. (See Section 106.)

         TITLE

         National, the Trustee, and any agent of National or the Trustee, may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not such debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 308.)

         GOVERNING LAW

         The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (See Section 112.)

         REGARDING THE TRUSTEE

         The Trustee will be The Bank of New York. In addition to acting as Trustee, The Bank of New York acts, and may act, as trustee under various indentures and trusts of National and its affiliates.

                           DESCRIPTION OF COMMON STOCK

         The following description of National's common stock is a summary and is qualified by reference to the terms and provisions of National's Restated Certificate of Incorporation, its By-Laws, and the Amended and Restated Rights

Agreement between National and HSBC Bank USA (Rights Agreement), which are filed as exhibits to the registration statement and incorporated herein by reference. Reference is also made to National's 1974 Indenture.

         No shares of preferred stock of National are currently outstanding. However, the Board of Directors of National has the ability to issue one or more series of preferred stock from time to time. The actual effect of the preferred stock upon the rights of the holders of National's common stock will not be known until National's Board of Directors determines the respective rights of the holders of one or more series of preferred stock. Such effects, however, might include: (a) restrictions on dividends on National's common stock if dividends on the preferred stock are in arrears; (b) dilution of the voting power of National's common stock; (c) restrictions on the rights of the holders of National's common stock to share in National's assets upon liquidation due to satisfaction of any liquidation preference granted to the preferred stock; and
(d) dilution of rights of holders of National's common stock to share in National's assets upon liquidation if the preferred stock is participating with respect to distributions upon such liquidation.

         DIVIDEND RIGHTS

         The holders of common stock are entitled to receive dividends as declared by the Board of Directors, out of funds legally available for the purpose and subject to a limitation in the 1974 Indenture. The 1974 Indenture prohibits the payment of cash dividends on, and the purchase or redemption of, common stock if the cumulative dividends on and amounts paid for purchase or redemption of common or preferred stock since December 31, 1967 exceed or would exceed consolidated net income available for dividends for that same period plus $10 million plus any additional amount authorized or approved, upon application of National, by the SEC. The amount available for the declaration and payment of dividends on National's common stock pursuant to this restriction will be described in the applicable prospectus supplement.

         The Board of Directors' ability to declare dividends on common stock may also be limited by the rights and preferences of certain series of preferred stock, which may be issued from time to time, and by the terms of instruments defining the rights of holders of outstanding indebtedness of National.

         VOTING RIGHTS AND CLASSIFICATION OF THE BOARD OF DIRECTORS

         The holders of common stock are entitled to one vote per share. The affirmative vote of the majority of the votes cast by the holders of the common stock is required for the merger or consolidation of National or for the sale of substantially all of its assets. The Board of Directors is divided into three classes, each with, as nearly as possible, an equal number of directors.

         LIQUIDATION RIGHTS

         Upon any dissolution, liquidation or winding up of National, the holders of common stock are entitled to receive pro rata all of National's assets and funds remaining after payment of or provision for creditors and subject to the rights and preferences of each series of preferred stock.

         PREEMPTIVE RIGHTS

         Holders of common stock and any series of preferred stock that may be issued have no preemptive right to purchase or subscribe for any shares of capital stock of National.

         COMMON STOCK PURCHASE RIGHTS

         The holders of the common stock have one right for each of their shares. Each right, which will initially be evidenced by the common stock certificates representing the outstanding shares of common stock, entitles the holder to purchase one-half of one share of common stock at a purchase price of $65.00 per share, being $32.50 per half share, subject to adjustment (Purchase Price).

         The rights become exercisable upon the occurrence of a distribution date. At any time following a distribution date, each holder of a right may exercise its right to receive common stock (or, under certain circumstances, other property of National) having a value equal to two times the Purchase Price of the right then in effect. However, the rights are subject to redemption or exchange by National prior to their exercise as described below.

         A distribution date would occur upon the earlier of:

         o ten days after the public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of National's common stock or other voting stock having 10% or more of the total voting power of National's common stock and other voting stock; and

         o ten days after the commencement or announcement by a person or group of an intention to make a tender or exchange offer that would result in that person acquiring, or obtaining the right to acquire, beneficial ownership of National's common stock or other voting stock having 10% or more of the total voting power of National's common stock and other voting stock.

         In certain situations after a person or group has acquired beneficial ownership of 10% or more of the total voting power of National's stock as described above, each holder of a right will have the right to exercise its rights to receive common stock of the acquiring company having a value equal to two times the Purchase Price of the right then in effect. These situations would arise if National is acquired in a merger or other business combination or if 50% or more of National's assets or earning power are sold or transferred.

         At any time prior to the end of the business day on the tenth day following the announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the total voting power of National, National may redeem the rights in whole, but not in part, at a price of $.005 per right, payable in cash or stock. A decision to redeem the rights requires the vote of 75% of National's full Board of Directors. Also, at any time following the announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the total voting power of National, 75% of National's full Board of Directors may vote to exchange the rights, in whole or in part, at an exchange rate of one share of common stock, or other property deemed to have the same value, per right, subject to certain adjustments.

         After a distribution date, rights that are owned by an acquiring person will be null and void. Upon exercise of the rights, National may need additional regulatory approvals to satisfy the requirements of the Rights Agreement. The rights will expire on July 31, 2008, unless they are exchanged or redeemed earlier than that date.

         The rights have anti-takeover effects because they will cause substantial dilution of the common stock if a person attempts to acquire National on terms not approved by the Board of Directors.

         BUSINESS COMBINATIONS

         National's Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other business combination by National or any of its subsidiaries with any stockholder who is directly or indirectly the beneficial owner of 5% or more of National's outstanding common stock (substantial stockholder) or with an affiliate of any substantial stockholder. The term substantial stockholder does not include National, any of its subsidiaries, or any trustee holding common stock of National for the benefit of the employees of National or any of its subsidiaries pursuant to one or more employee benefit plans or arrangements. The conditions, which are in addition to those otherwise required by law, prescribe the minimum amount per share that must be paid to holders of common stock and the form of consideration paid, and require that the holders of common stock be furnished certain information about the business combination prior to voting on it. A business combination, as defined in the Restated Certificate of Incorporation, generally means any of the following transactions:

         o    a merger, consolidation or share exchange;

         o a sale, lease, exchange or other disposition of any assets in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

         o the issuance or transfer of securities in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

         o    the adoption of a plan of liquidation or dissolution of National;
              or

         o any reclassification of securities, recapitalization or reorganization that has the effect of increasing the proportionate share of the outstanding shares of any class of securities of National that is owned by any substantial stockholder or by any affiliate of a substantial stockholder.

         The approval of at least three-fourths of the entire Board of Directors or, in the event that the Board of Directors consists of directors elected by the holders of preferred stock, the approval of a majority of the entire Board, is required to amend or repeal the classified board or business combination provisions contained in the Restated Certificate of Incorporation.

         LISTING

         The common stock is, and will be, listed on the New York Stock
Exchange.

         TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Computershare Investor Services, LLC, Chicago, Illinois.

                     DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

         National may issue stock purchase contracts, including contracts that obligate holders to purchase from National, and National to sell to these holders, a specified number of shares of common stock at a future date or dates. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and either debt securities of National or U.S. Treasury securities that are pledged to secure the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require National to make periodic payments to the holders of some or all of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under these stock purchase contracts in a specified manner.

         A prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units being offered. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts. Some of the important United States federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be discussed in the related prospectus supplement.

                              PLAN OF DISTRIBUTION

         National may sell the securities offered pursuant to this prospectus (Offered Securities) in one or more series in any of three ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to a limited number of purchasers or to a single purchaser.

         THROUGH UNDERWRITERS OR DEALERS. If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at the initial public offering price or at varying prices determined at the time of the sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more managing underwriters. The underwriter or underwriters with respect to Offered Securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such prospectus supplement. Unless otherwise set forth in such prospectus supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased.

         THROUGH AGENTS. Offered Securities may be sold through agents designated by National from time to time. A prospectus supplement will set forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which such prospectus supplement is delivered as well as any commissions payable by National to such agent. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

         DIRECTLY. National may sell the Offered Securities directly to one or more purchasers. In this case, no underwriters or agents would be involved.

         GENERAL INFORMATION. The prospectus supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including:

         o    the name or names of any underwriters, dealers or agents;

         o the purchase price of such Offered Securities and the proceeds to National from such sale;

         o any underwriting discounts, agents' commissions and other items constituting underwriting compensation;

         o    any initial public offering price; and

         o any discounts or concessions allowed or reallowed or paid to dealers.

         Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If so indicated in the prospectus supplement with respect to the Offered Securities, National may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Offered Securities from National at the initial public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in such prospectus supplement, and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

         Agents, underwriters and dealers may be entitled under agreements entered into with National to indemnification by National against certain civil liabilities, including certain liabilities under the Securities Act of 1933 or to contribution by National with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to National's Annual Report on Form 10-K for the year ended September 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The information incorporated in this prospectus by reference to National's most recent Annual Report on Form 10-K relating to the oil and gas reserves of Seneca Resources Corporation, National Fuel Exploration Corp. and Player Resources, Ltd., which has been specifically attributed to Ralph E. Davis Associates, Inc., has been reviewed and verified by said firm and has been included herein in reliance upon the authority of said firm as an expert.

                                    VALIDITY

         The validity of the securities will be passed upon for National by Thelen Reid & Priest LLP, New York, New York, and for the underwriters, dealers, or agents by Pillsbury Winthrop LLP, New York, New York. However, all matters of New Jersey law, including the incorporation of National, will be passed upon only by Stryker, Tams & Dill LLP, Newark, New Jersey.

================================================================================








                                  $250,000,000

                            NATIONAL FUEL GAS COMPANY

                              5 1/4% Notes due 2013

                                 [NATIONAL LOGO]

                           --------------------------

                              PROSPECTUS SUPPLEMENT

                           --------------------------




                               MERRILL LYNCH & CO.




                                FEBRUARY 12, 2003

================================================================================